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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                  AMERICAN BUSINESS COMPUTERS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                               024759 10 2
           --------------------------------------------------------
                                 (CUSIP Number)
                      WILLIAM B. MOORE, Vice President
  Whitman Corporation, 3501 Algonquin Road, Rolling Meadows, Illinois 60008 -
                              (708) 818-5008
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 7, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  7  Pages
                                        ---


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                                  SCHEDULE 13D
CUSIP No. 024759 10 2                                     Page  2  of  7  Pages
          ------------                                         ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification Nos. of Above
     Person
     Whitman Corporation
     36-6076573
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          372,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          372,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       372,000
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                              / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       2.33%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
       CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 024759 10 2                 13D                 Page  3  of  7  Pages
                                                               ---    ---


          Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements the statement on Schedule 13D dated May 4, 1989, as amended by Amendment No. 1 thereto dated April 8, 1991 (the "Schedule 13D") relating to the common stock, par value of $.01 per share ("Common Stock"), of American Business Computers Corporation, a Florida corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c)      No material change, except that on May 7, 1992,
                        Bruce S. Chelberg replaced James W. Cozad as Chairman and Chief Executive Officer of Whitman.

         (d) - (e)      No material change.

         (f)            No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION

         As reported in Amendment No. 1 to the Schedule 13D, in 1991 Whitman determined to sell, from time to time, in open market or private transactions, the shares of Common Stock acquired by Whitman.

         On June 19, 1995, the United States District Court for the Southern District of New York entered a Final Judgment in the class action lawsuit known as AMERICAN BUSINESS COMPUTERS CORPORATION SECURITIES LITIGATION (MDL Docket No. 913) approving a Stipulation of Settlement and directing the parties thereto (including Hussmann) to consummate the settlement of such action in accordance with the terms and provisions contained in the said Stipulation of Settlement. In accordance therewith, on July 7, 1995, Hussmann delivered to the Issuer 400,000 of the shares of the Issuer's Common Stock held by Hussmann. Additionally, as part of such settlement, Hussmann will receive from the Issuer warrants to purchase 200,000 shares of the Issuer's Common Stock at an exercise price of $3.50 per share.

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CUSIP NO. 024759 10 2                 13D                    Page 4 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment No. 2, Whitman owned through Hussmann an aggregate of 372,000 shares of the Issuer's Common Stock. These shares constitute approximately 2.33% of the Issuer's outstanding Common Stock. To the knowledge of Whitman, no director or executive officer of Whitman owns any shares of the Issuer's Common Stock.

         (b) Whitman possesses the sole power to vote or direct the vote and the sole power to dispose of or to direct the disposition of all shares of the Common Stock beneficially owned or controlled by Whitman. Such shares have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 under the Securities Act.

         (c) In July, 1991, Whitman sold through Hussmann an aggregate of 123,000 shares of Common Stock (see Schedule 1). See also
              Item 4, above.

         (d)  No material change.

         (e)  July 7, 1995.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Schedule 1 - Sales of Common Stock.

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CUSIP NO. 024759 10 2                 13D                      Page 5 of 7 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 1995                       WHITMAN CORPORATION


                                   By: /s/  William B. Moore
                                       ----------------------------------------
                                       William B. Moore
                                       Vice President

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CUSIP NO. 024759 10 2                 13D                      Page 6 of 7 Pages


                                 EXHIBIT INDEX

                                                      Sequential
              Exhibit                                  Page No.
              -------                                 ----------

Schedule 1 - Sales of Common Stock                         7